MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C. V.

                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Financial statements of the ICA and subsidiaries (the Company) are prepared in accordance with Mexican GAAP. Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2005. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica has control are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2005 was Ps.(194,320) The cumulative translation amount included in Insufficiency from restatement of capital at December 31, 2005 was Ps.47,696. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

Significant events

     On December 2005, through its subsidiaries Controladora de Operacion de Infraestructura, S.A. de C.V. (CONOISA) and Aeroinvest, S.A. de C.V. (Aeroinvest), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte (GACN), for US $260.2 million. This movement was performed through three purchase transactions which, together with its previous equity, gave ICA control of 47.2% of the shares of GACN. Based on this acquisition, ICA directly holds 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (SETA), which holds 15% of the shares of GACN. The remaining 25.5% of the shares of SETA are held by Aeroports de Paris. Furthermore, ICA holds 36% of the shares of GACN, while the remaining 49% are held by the Federal Government through Nacional Financiera, S.N.C.. ICA acquired its equity in GACN in 2000, when partial airport group concessions were granted, by participating in the SETA consortium with Aeroports de Paris and Vinci. The purchase price included an option to subscribe new shares series representative B until 3% of the GACN capital stock (which 1% conquered June 14 2005 without being had unsubscribed, and 2% were subscribed in August of 2006). Accordingly, the balance sheet of GACN was consolidated as of December 2005, while revenues, costs and expenses will be consolidated as of January 1, 2006.

     GACN is engaged in airport administration, operation and, when applicable, construction and exploitation under the concession granted by the Federal Government through the Communications and Transportation Department (SCT) for a 50-year period as of November 1, 1998. As these airports are State-owned, after the termination of the concession period, any works and installations permanently attached to the concessioned goods and created during the concession period will revert to the State.

     The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de
Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.


     2. Summary of significant accounting policies

     New accounting standards. As of May 31, 2004, the Mexican Institute of Public Accountants (IMCP) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), consistent with the international trend of requiring this function be performed by an independent entity. Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as Normas de Informacion Financiera (Financial Reporting Standards, or NIFs), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards
(IFRS) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

     The accounting policies followed by the Company are in conformity with NIFs, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

     a) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. Bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     b) Cash equivalents

     Are stated at acquisition cost plus accrued interest or estimated realizable value, the least. Consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater to a year they are presented like long-term cash equivalent.

     c) Construction Inventories

     inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

    d) Real estate inventories

     Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. The financing cost incurred during the period of construction is capitalized and restated applying the NCPI.

     e) Long-lived Assets

     Long-lived assets consist of the following:

     o Property, Plant and Equipment-- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated.


                                                   Useful
                                                   lives
                                               -------------

  Buildings............................... 20 to 50 Machinery and
  equipment................. 4 to 10 Office furniture, equipment and vehicles 4 to 7


     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.


     o Investment in Concessions-- Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

     Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee s financial statements are also prepared in accordance with Bulletin B-10.

     Whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company evaluates long-lived assets and certain identifiable intangibles for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

     f) Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When present obligation is possible that result in the use of economic resources, disclosures qualitatively in the financial statements notes. If the use of economic resources is remote, no disclosure in the financial statements

     g) Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     h) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in the same period in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management s best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     i) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

     j) Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     k) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     l) Post-Retirement Benefit Plans

     The liability derived from seniority premiums and the pension plan is recorded as such items are incurred, and calculated by independent actuaries using the projected unit credit method based on real interest rates. Consequently, the Company is recognizing a liability that, at current value, is estimated to be sufficient to cover the obligation resulting from these benefits at the estimated retirement date of its current group of employees. Severance is charged to results when paid by the Company.

     m) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     n) Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits.

     o) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     p) Derivative financial instruments

     The Company values all derivatives at fair value, whatever their purpose, based on market prices when involving derivatives traded in recognized markets; otherwise, based on technical determinations of fair value supported by sufficient, reliable and provable information. Fair value is recognized on the balance sheet as an asset or liability in accordance with the rights or obligations derived from the contracts executed.

     When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedge financial instrument at the beginning of the relationship. If the hedge is fair value, the valuation fluctuation both of the derivative and the open risk position is recognized in results of the period in which it takes place. When the hedge is cash flow, the effective portion is temporarily recognized in comprehensive income within stockholders equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

     Certain derivative financial instruments, although they are contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

     q) Insufficiency from Restatement of Capital

     This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     r) Restatement of Stockholders Equity

     Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     s) Foreign Currency Transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     t) (Gain) Loss from Monetary Position

     The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     u) Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Companys customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

     Other accounts receivable are integrated by associated companies and notes receivable. The Company considers that these amounts do not represent a significant concentration of credit risk.


     v) Earnings (loss) per share

     Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.


     4. Financing Cost

                                                           FINANCED     INCOME
                                     TOTAL   CAPITALIZED    PROYECT      (LOST)
                                    -------  -----------   ---------  ---------
INTEREST EXPENSE............. ...    772,136   23,519       389,361     359,256
INTEREST INCOME .................   (330,318)    (614)      (52,899)   (276,805)
EXCHANGE LOSS (GAIN), NET .......   (118,889)     (61)      (92,600)    (26,228)
GAIN FROM MONETARY POSITION .....     59,143   (1,683)       26,120      34,706
                                    --------   -------     --------    --------
TOTAL ..........................     382,072    21,161      269,982      90,929
                                     =======    ======     ========   =========


     5. Extraordinary items (n/a)



     6. Effects at the beginning of the period for changes in accounting principles



     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                        Restated
                   Monthly net   Cumulative     Ending    Beginning     monthly
Month                 results   net results     factor     factor    net results
--------------------------------------------------------------------------------
2005
---------------------
OCTOBER .                34,943      34,943      1.03        1.00        34,297
NOVEMBER                 71,156     106,099      1.03        1.00        69,692
DECEMBER                111,040     217,139      1.02        1.00       116,311
2006
---------------------
JANUARY .                48,616     265,755      1.01        1.00        49,458
FEBRUARY                 47,452     313,207      1.01        1.00        48,919
MARCH ...                34,837     348,044      1.01        1.00        33,490
APRIL ...                39,103     387,147      1.01        0.99        40,750
MAY .....                22,659     409,806      1.01        0.99        25,708
JUNE ....                31,878     441,684      1.01        1.00        32,895
JULY ....                35,321     477,005      1.01        1.00        36,572
AUGUST ..                40,653     517,658      1.00        1.00        37,035
SEPTEMBER                47,749     565,407      1.00        1.00        40,161
                         ------     -------     ------      ------       -------
Net results of majority interest last twelve months ..............  Ps.  565,290
                                                                      ==========


     8. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of six months ended June 30, 2006 and 2005:

---------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS SEP-2006        CIVIL   INDUSTRIAL       CPC       TOTAL
       CONCEPT                 CONST.      CONST.      RODIO    CONSTRUC    HOUSING    INFRAESTR.     OTHER       CONSOL.
---------------------------------------------------------------------------------------------------------------------------
REVENUES ...............Ps. 6,844,008   5,818,861   2,357,515  15,020,384  1,043,553    2,157,966    376,255   18,598,158
IINTERSEGMENT REVENUES
 AND OTHER .............      871,164     175,866   1,166,394   2,213,424    114,193      658,057    329,401    3,315,075
EXTERNAL REVENUES ......    5,972,844   5,642,995   1,191,121  12,806,960    929,360    1,499,909     46,854   15,283,083
OPERATING INCOME .......      206,274     164,818      66,110     437,202     77,293      579,441     (2,142)   1,091,794
SEGMENT ASSETS .........   15,578,642   3,824,155   1,178,378  20,581,175  1,952,462   13,571,571   (795,303)  35,309,905
CAPITAL EXPENDITURES ...      352,008      25,700      43,119     420,827     14,148      588,208     10,219    1,033,402
DEPRECIATION AND
 AMORTIZATION ..........      176,123      71,277      33,286     280,686      7,680      267,978      7,173      563,517
---------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS SEP-2005    CIVIL    INDUSTRIAL        CPC         TOTAL
       CONCEPT             CONST.      CONST.        RODIO      CONSTRUC       HOUSING     INFRAESTR.     OTHER      CONSOL.
------------------------------------------------------------------------------------------------------------------------------

REVENUES                  7,050,857   6,098,772    1,876,848   15,026,477   1,127,166      350,119       285,003   16,788,765
INTERSEGMENT REVENUES
 AND OTHER                2,151,316     423,116            -    2,574,432     303,537       57,749       247,944    3,183,662
EXTERNAL REVENUES         4,899,541   5,675,656    1,876,848   12,452,045     823,629      292,371        37,058   13,605,103
OPERATING INCOME            255,150     362,319       72,401      689,870      70,176       72,103      (55,444)      776,704
SEGMENT ASSETS           10,826,755   3,658,187    2,056,882   16,541,824   1,019,823    4,845,911     3,101,041   25,508,599
CAPITAL EXPENDITURES        116,143      66,192       79,228      261,562      12,338       95,167        19,921      388,988
DEPRECIATION Y
 AMORTIZATION               293,575      90,522       57,317      441,414      19,232       82,961         6,543      550,150
------------------------------------------------------------------------------------------------------------------------------



     8. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows:
Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     An only one-share series exist, incorporated to the program. Shares ratio per ADR is 12 to 1. Number of shares subscribed to the program and percentage from common stock at September 30, 2006 are as follows:

        Originally:.......  2,395,833
        Now :.... ........  2,219,521
        Percentage: ......          6.58%

     The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.